[PMFG Letterhead]
November 13, 2009
Ms. Pamela Long
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PMFG, Inc.
Registration Statement on Form S-3
Filed September 22, 2009, File No. 333-162065
Dear Ms. Long:
     Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission”) contained in the letter received by facsimile on October 16, 2009 (the “Comment Letter”), concerning the above referenced filing (the “Registration Statement”).
     For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
General
1.	Please tell us supplementally whether you will have a sufficient number of authorized common stock shares to accomplish the conversion of the Series A Preferred Stock and exercise of the warrants in the event that you do not receive the required majority shareholder vote to increase the number of authorized shares of your common stock by 25 million shares. In this regard, we note that your definitive proxy statement filed September 28, 2009 suggests that this increase is made pursuant to the Securities Purchase Agreement with your selling shareholders, yet counsel’s opinion appropriately covers all of the shares registered for resale.
Response: In response to the Staff’s comment, we confirm that we have a sufficient number of authorized shares of common stock to accomplish the conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) and exercise of the warrants, even if we do not receive the required majority shareholder vote to increase the number of authorized shares of our common stock by 25 million shares. The facts supporting this determination are provided below.

Ms. Pamela Long
Securities and Exchange Commission
November 13, 2009

In order to convert all of the Preferred Stock and exercise all of the warrants held by the selling shareholders, we would need to issue 3,963,750 shares of our common stock. As of November 6, 2009, 11,767,401 shares of our common stock were authorized and available for issuance, of which 1,584,826 shares were reserved for issuance under our equity compensation plans.
In addition, the terms of the Preferred Stock provide that we are not required to deliver in excess of 8,879,374 shares of our common stock upon conversion of the Preferred Stock, unless we have available at such time authorized but unissued shares of our common stock not expressly reserved for any other uses.
2.	Please revise your disclosure to provide a description of the rights, including a description of the flip-in and flip-over features of the rights under the rights plan. See Item 202(c) of Regulation S-K. Alternatively, please incorporate the description of the rights from your Form 8-A filed August 15, 2008.
Response: In response to the Staff’s comment, we have incorporated the description of the rights from our previously filed Form 8-A.
Calculation of Registration Fee
3.	Please revise to register the rights attached to your common stock as a separate security. See Compliance and Disclosure Interpretations, Securities Acts Forms, Question 116.16, available at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.
Response: In response to the Staff’s comment, we have revised our calculation of registration fee table to register the rights as a separate security.
Selling Stockholders, page 5
4.	Please revise the table to indicate, for each entity listed in the table, the person(s) who have voting or investment control over the company’s securities that the entity owns. See Compliance and Disclosure Interpretations, Regulation S-K, Question 140.02, available at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: In response to the Staff’s comment, we have revised the Registration Statement to provide footnote disclosure regarding the natural persons with voting and investment control over the shares offered for resale by selling shareholders that are entities. Please see pages 7-8.

Ms. Pamela Long
Securities and Exchange Commission
November 13, 2009

5.	We note that a number of your selling shareholders share the same last names. Please tell us supplementally whether any group of related shareholders is registering more than 10% of shares held by non-affiliates of the company. If any of the selling shareholders has had any material relationship with the company at any time during the past three years, please disclose this. We may have additional comments upon review of your response.
Response: In response to the Staff’s comment, we confirm that no group of related selling shareholders is registering more than 10% of shares held by our non-affiliates. The selling shareholders purchased the shares registered for resale on the Registration Statement under a Securities Purchase Agreement, dated September 4, 2009 (the “Purchase Agreement”). The Purchase Agreement is an exhibit to a Form 8-K filed by the Company on September 8, 2009. Under Section 5.11 of the Purchase Agreement, each of the selling shareholders represented that it did not and would not upon acquisition of the securities beneficially own more than 9.9% of our common stock. In addition, each of the selling shareholders covenanted in the Purchase Agreement that its beneficial ownership would generally continue to be capped at 9.9% of our common stock. As of November 12, 2009, five of the selling shareholders have filed Schedule 13Gs, including the Lynn E. Gorguze Separate Property Trust, the Vincent and Gloria Gorguze Trust, John Monfort, William F. Nicklin and Utility Service Holding Co., Inc. Our confirmation above is based on the representations discussed above, a review of the Schedule 13Gs and our records.
In addition, based on responses from each of the selling shareholders to our inquiries, and a review of our records, we confirm that none of the selling shareholders has had a material relationship with us at any time during the past three years other than as a shareholder and pursuant to the Purchase Agreement.
6.	Please revise to include a row calculating the totals of each column provided in the table.
Response: In response to the Staff’s comment, we have revised the selling shareholder table to include a row calculating the totals of each column.
7.	Please revise to disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If any selling security holder is a registered broker-dealer, it should be named as an underwriter. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. Please also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
Response: In response to the Staff’s comment, we have revised the disclosure on page 5. Based on responses to our inquiries of each of the selling shareholders, we confirm that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Ms. Pamela Long
Securities and Exchange Commission
November 13, 2009

*      *      *      *       *       *       *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 559-6340, or James E. O’Bannon at (214) 969-3766 or Charles T. Haag at (214) 969-5148 of Jones Day.
Very truly yours,
/s/ Melissa G. Beare
Melissa G. Beare

cc:	Peter J. Burlage, PMFG, Inc. Henry G. Schopfer, PMFG, Inc. James E. O’Bannon, Jones Day Charles T. Haag, Jones Day